7 Atir-Yeda St., Kfar Saba 44425 ISRAEL
TEL:  972-9-764-5000
FAX: 972-3-548-8666
www.m-systems.com

December 1, 2005

Dear Friends,

It`s been a little over a year since I wrote to you last and I`m pleased to report that we had another great year, experiencing tremendous growth.  This year, again, we anticipate that our results will exceed our initial expectations and we have continued our trend of increasing profitability.

These results reflect the shift in our markets I discussed in my letter last year.  As the price of NAND flash declines, it is gaining traction as the memory solution of choice in portable consumer electronic devices such as cellular phones, USB flash drives, game consoles and MP3 players.

Despite the growing popularity of NAND flash, we still have major challenges before us.  We need to continue introducing to the market the right products at the right times and, equally important, we need to continue building the right relationships and distribution channels to ensure the success of our products with our target customers.  To address these challenges, we undertook a number of strategic initiatives this year to better position ourselves to capitalize on the expected "explosion" in our target markets.

Just a few weeks ago, we announced the acquisition of Microelectrónica Española, a European smart and SIM card company.  This is an important strategic initiative for M-Systems` mobile strategy.  With this acquisition, we took an important step forward in enhancing our capabilities for the mobile market.  We established direct access to the mobile network operators, which play a major role in this market, adding them to our existing relationships with the handset manufacturers.  In addition, we acquired technology, know-how and secured manufacturing capabilities that will allow us to integrate security and storage in our products, a combination which is very important in this market.  Our strategy is to leverage these newly acquired capabilities to grow our business for both our MegaSIM product and for our newly introduced line of memory cards.  As a technology enabler for this industry, we made this acquisition to help ensure quicker and more widespread penetration of our MegaSIM product throughout the mobile market.  At the same time we will continue to seek cooperation with select industry partners to further assist in the achievement of this goal.

On the supply side, we also undertook an important strategic initiative through our supply agreement with Korean Hynix Semiconductor.  This new supply agreement will allow us to further diversify our supply of NAND as well as obtain committed supply at attractive terms.  Under the supply agreement, we are providing Hynix $100 million worth of fab equipment to be placed at Hynix`s manufacturing facility in return for guaranteed capacity at favorable terms.  This agreement with Hynix is another building block in our virtual fab strategy in which we leverage our technology, intellectual property and know-how in flash storage as well as our financial resources to obtain commitments from different flash manufacturers for NAND supply at favorable terms.

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Furthermore, our virtual fab strategy allows us to diversify our sources of flash components so as to minimize our dependency on any given supplier, as well as enable us to retain flexibility in terms of technology alternatives and purchasing terms among our various suppliers. This way, we are not exposed to the risks inherent in owning a fab, yet still gain access to guaranteed capacity which will support our future growth, at terms which will enable us to compete effectively in the market.  A second set of agreements with Hynix calls for the joint development of DiskOnChip embedded flash drive products which will facilitate the growth of our embedded mobile business by creating the long awaited second source for mobile DiskOnChip.

A third important strategic initiative is U3, which, after almost 2 years of work, came to fruition in September when we shipped our first U3 smart drives to our leading OEM customers in the US and Europe, including Kingston, Memorex and Verbatim.  Additional customers in Europe and the Asia Pacific region plan to offer U3 smart drives in the first quarter of 2006. The initial response from our customers has been very positive and we expect most of our USB flash drive sales by the end of 2006 to be U3 smart drives.  As I previously indicated, I believe that bringing smart USB flash drives to the market is potentially even more significant for our future than the original introduction of our DiskOnKey back in 2000.  U3 brings true value to the end user and an important growth opportunity to our OEM customers.  U3 creates genuine differentiation and distinguishes our product from being viewed as a mere floppy drive replacement.  To the end user, U3 will potentially change how they relate to their USB flash drives and to personal storage.  U3 will allow people to securely carry their data and applications with them wherever they go and work from any computer, regardless of what`s installed on it; it will revolutionize the way people work.

These are just some of the major steps we`ve taken in 2005.  But this is an ongoing process and there is still a lot to be done in the coming months and years.  We`ve worked very hard at M-Systems in the past few years to grow M-Systems to a $500 million revenue company.  These past few years have been very exciting for us here at M-Systems. I expect the next 5 years to be even more exciting.

Thank you for your continued support.  I would like to take this opportunity to wish you and your families` a happy holidays and a very happy New Year.

Sincerely yours,

Dov Moran

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